Exhibit 99.1

Sundial Announces Issuance of New Warrants and US$89.1 Million Proceeds from Warrant Exercises

CALGARY, AB, Feb. 19, 2021 /CNW/ - Sundial Growers Inc. (NASDAQ: SNDL) ("Sundial" or the "Company") announced today that holders (the "Holders") of 98,333,334 warrants (the "Warrants") to purchase common shares (the "Common Shares") of the Company will exercise for cash their Warrants at prices of US$0.80 and US$1.10 for gross proceeds to Sundial of US$89.1 million.

In exchange, the Company will issue 98,333,334 warrants (the "New Warrants"), each entitling the Holders to purchase one Common Share at an exercise price of US$1.50, subject to customary anti-dilution adjustments. Sundial has granted the Holders rights to have the Common Shares issuable upon exercise of the New Warrants registered pursuant to a registration statement (the "Registration Statement") to be filed with the SEC. The New Warrants are immediately exercisable and have a term of 42 months from the effective date of the Registration Statement.

ABOUT SUNDIAL GROWERS INC.

Sundial is a public company with Common Shares traded on Nasdaq under the symbol "SNDL".

Sundial is a licensed producer that crafts cannabis using state-of-the-art indoor facilities. Our 'craft-at-scale' modular growing approach, award-winning genetics and experienced master growers set us apart.

Our Canadian operations cultivate small-batch cannabis using an individualized "room" approach, with 448,000 square feet of total space.

Sundial's brand portfolio includes Top Leaf, Sundial Cannabis, Palmetto and Grasslands. Our consumer-packaged goods experience enables us to not just grow quality cannabis, but also to create exceptional consumer and customer experiences.

We are proudly Albertan, headquartered in Calgary, AB, with operations in Olds, AB, and Rocky View County, AB.

Forward-Looking Information Cautionary Statement

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, statements regarding the filing of any resale registration statement. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "likely", "outlook", "forecast", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Please see "Item 3D Risk Factors" in the Company's Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission on March 30, 2020, as updated by the Company's subsequent filings with the SEC, for a discussion of the material risk factors that could cause actual results to differ materially from the forward-looking information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

View original content to download multimedia:http://www.prnewswire.com/news-releases/sundial-announces-issuance-of-new-warrants-and-us89-1-million-proceeds-from-warrant-exercises-301231720.html

SOURCE Sundial Growers Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/February2021/19/c7204.html

%CIK: 0001766600

For further information: Media Contact: Sophie Pilon, Corporate Communications Manager, Sundial Growers Inc., O: 1.587.327.2017, C: 1.403.815.7340, E: spilon@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 09:02e 19-FEB-21